December 8, 1998


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.   20549

        Re:    CitiFunds Tax Free Income Trust
               (File Nos. 33-5819 and 811-5034)

Ladies and Gentlemen:

     On behalf of our client, CitiFunds Tax Free Income Trust, a Massachusetts business trust (the "Trust"), we hereby withdraw Post-Effective Amendment No. 22 to the Trust's Registration Statement on Form N-1A under the Securities Act of 1933 and Amendment No. 23 to the Trust's Registration Statement under the Investment Company Act of 1940, which was filed with the Commission on December 7, 1998 and would have become effective on December 29, 1998.

     Please call the undersigned at (617) 951-8847 or Lea Anne Copenhefer at
(617) 951-8515 with any questions regarding this letter.

                                                   Sincerely,


                                                   /s/  Elizabeth A. Plewes
                                                   Elizabeth A. Plewes


cc:     Jennifer H. Hurford, Esq.